     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 11, 1997


                                                      REGISTRATION NO. 333-20551

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-3


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ------------------

                         SEARCH FINANCIAL SERVICES INC.
                     (FORMERLY SEARCH CAPITAL GROUP, INC.)

             (Exact name of registrant as specified in its charter)


            DELAWARE                                   41-1356819
 (State or other jurisdiction                       (I.R.S. Employer
of incorporation or organization)                  Identification No.)


                                                          ELLIS A. REGENBOGEN, ESQ.
                                                         EXECUTIVE VICE PRESIDENT AND                          Copy to:
                                                               GENERAL COUNSEL                         DARYL B. ROBERTSON, ESQ.
          600 NORTH PEARL STREET                        SEARCH FINANCIAL SERVICES INC.              BRACEWELL & PATTERSON, L.L.P.
                SUITE 2500                            600 NORTH PEARL STREET, SUITE 2500           500 NORTH AKARD ST., SUITE 4000
           DALLAS, TEXAS  75201                              DALLAS, TEXAS  75201                        DALLAS, TEXAS  75201
              (214) 965-6000                                    (214) 965-6000                              (214) 740-4000
(Address, including zip code and telephone          (Name, address, including zip code and
     number, including area code, of                telephone number, including area code,
 registrant's principal executive offices)                  of agent for service)




        Approximate date of commencement of proposed sale to the public:
 FROM TIME TO TIME FOLLOWING THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.


       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                               ------------------

       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


================================================================================

                         SEARCH FINANCIAL SERVICES INC.


                        1,277,024 SHARES OF COMMON STOCK
              319,256 SHARES OF 9%/7% CONVERTIBLE PREFERRED STOCK
                   1,277,030 WARRANTS EXPIRING MARCH 14, 2001



         This Prospectus relates to the offer and sale by certain selling securityholders ("Selling Securityholders") named herein under "Selling Securityholders" of up to (i) 159,628 shares of common stock, $.01 par value per share ("Common Stock"), 319,256 shares of 9%/7% Convertible Preferred Stock, $.01 par value per share ("Preferred Stock"), and 1,277,030 Warrants to purchase shares of Common Stock expiring March 14, 2001 ("Warrants") of Search Financial Services Inc. ("Search"), and (ii) a maximum of 957,768 shares of Common Stock that may be issued upon conversion of such shares of Preferred Stock and 159,628 shares of Common Stock that may be issued upon exercise of such Warrants. Furthermore, this Prospectus relates to the continuing offer by Search of up to 159,628 shares of Common Stock issuable upon exercise of the Warrants. All Warrants and shares of Common Stock and Preferred Stock offered by this Prospectus are referred to herein as the "Securities."


         Search will receive no part of the proceeds of any sales by the Selling Securityholders. All expenses of registration incurred in connection with this offering are being borne by Search, but all selling and other expenses incurred by Selling Securityholders will be borne by the Selling Securityholders. None of the Securities have been registered prior to the filing of the Registration Statement of which this Prospectus is a part. The outstanding Securities were originally issued by Search in private transactions. See "Selling Securityholders."

         The Selling Securityholders may from time to time sell all or a portion of their Securities in the over-the- counter market or on any national securities exchange or automated interdealer quotation system on which the Common Stock, Preferred Stock or Warrants may hereafter be listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The Securities may be sold directly or through brokers or dealers or in a distribution by one or more underwriters on a firm commitment or best efforts basis. See "Plan of Distribution." Each Selling Securityholder and any agent or broker-dealer participating in the distribution of the Securities may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). Any commissions received by and any profit on the resale of the Securities may be deemed to be underwriting commissions or discounts under the Securities Act.

         The Securities have not been registered for sale by the Selling Securityholders under the securities laws of any state as of the date of this Prospectus. Brokers or dealers effecting transactions in the Securities on behalf of the Selling Securityholders should confirm the registration thereof under the securities laws of the states in which such transactions occur or the existence of an exemption from registration.


         Search's Common Stock and Preferred Stock are traded on The Nasdaq National Market ("NASDAQ") under the symbols "SFSI" and "SFSIP," respectively. The last reported sales prices of the Common Stock and Preferred Stock on NASDAQ on June 9, 1997 were $4 5/8 per share of Common Stock and $9 3/4 per share of Preferred Stock, respectively. The Warrants have been approved for trading on NASDAQ, but are not actively trading.


         SEE "RISK FACTORS" ON PAGE 4 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE SECURITIES.

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.




               The date of this Prospectus is June ______, 1997.

                             AVAILABLE INFORMATION


         Search is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by Search with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004, and at the following Regional Offices of the Commission:
Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004. In addition, the Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including Search (as of November 1995). The address of such Web site is http://www.sec.gov.

         Search has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act. This Prospectus, which constitutes a part of the Registration Statement, omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to Search and the Securities. Statements contained herein concerning the provisions of any documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the public reference facilities of the Commission described above.

         THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY STATE OR OTHER JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         The following documents filed by Search with the Commission are incorporated by reference in this Prospectus: (i) Transition Report on Form 10-K , as amended, for the period ended March 31, 1996, (ii) Quarterly Reports on Form 10-Q, as amended, for the quarters ended June 30, 1996, September 30, 1996, and December 31, 1996, (iii) Current Reports on Form 8-K dated August 6, 1996 (as amended), September 27, 1996, November 21, 1996, November 25, 1996, February 7, 1997, April 14, 1997, May 1, 1997 and May 16, 1997, and (iv) the
description of the Common Stock, Preferred Stock and Warrants contained in Search's registration statements on Form 8-A, including any amendments or reports filed for the purpose of updating such information.


         All documents subsequently filed by Search pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering will be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated by reference will be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed incorporated document or in any accompanying prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


         Search will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference in this Prospectus, other than exhibits to such documents. Requests should be directed to Search Financial Services Inc., 600 North Pearl Street, Suite 2500, Dallas, Texas 75201, Attention: Ellis A. Regenbogen, Secretary (telephone: (214) 965-6000).

                                  THE COMPANY


         Search Financial Services Inc. (together with its subsidiaries, when applicable, the "Company") is a financial services company specializing in the purchase and management of used motor vehicle receivables, typically those owed by consumer obligors who do not qualify for traditional financing. The Company purchases its receivables either through the purchase of individual receivables from franchise and independent automobile and light truck dealers ("Dealers") who originate them in the sale of their vehicles or through bulk purchases of receivables from Dealers and other finance companies. The Company has also commenced consumer lending activities.



         The automobile finance industry is the second largest consumer finance market in the United States totaling $377 billion as of December 1996, according to the Federal Reserve Board. Automobile financing is usually provided by finance companies affiliated with manufacturers and banks, credit unions and independent finance companies. The financings are generally segmented according to the type of car sold (new or used) and the credit characteristics of the consumer obligor (generally, prime or non-prime). Non-prime obligors are individuals who, due to either incomplete or imperfect credit histories, are unable to obtain traditional financing through a bank or one of the finance companies affiliated with manufacturers. It is generally believed that non-prime financing currently accounts for approximately 20% of the automobile finance market. Through its wholly-owned operating subsidiary, Automobile Credit Acceptance Corp., the Company specializes in purchasing receivables secured by used cars and light trucks and owed by non-prime obligors.


         The Company commenced purchasing used motor vehicle receivables in 1991. Until 1994, it financed its purchases through (i) a series of public and private offerings of asset-backed securities issued by its wholly-owned subsidiaries (the "Fund Subsidiaries") and of the Company's stock and (ii) a line of credit. In its receivables purchasing activities, the Company originally placed particular emphasis on the characteristics of the receivables and the underlying vehicle collateral. The Company's purchase discounts were based on its assumptions regarding the average collection rates for the receivables.

         In 1994, the Company commenced to experience financial difficulties primarily due to lower than expected collection rates on its receivables and lower than expected recoveries on the sale of repossessed vehicles. The Company caused its Fund Subsidiaries to reorganize their affairs under Chapter 11 bankruptcy proceedings commencing in August 1995. The Company's plan of reorganization for the Fund Subsidiaries was confirmed in March 1996. Under the plan of reorganization, approximately $69 million of indebtedness of the Fund Subsidiaries was converted into approximately 1.5 million shares of Common Stock, approximately 1.9 million shares of Preferred Stock and Warrants to purchase 625,000 shares of Common Stock.


         Since the beginning of 1996, the Company's management has implemented a new receivables purchasing program. The program places more emphasis on obligors with job and residence stability, higher income and re-established positive credit histories. The Company expects that the program will result in lower repossession rates, higher average collections and less administrative expenses for its receivables. To date, the Company has experienced lower first payment defaults (less than 5% for receivables purchased during the quarter ended March 31, 1997) and delinquency rates (as of March 31, 1997, the delinquency rate (i.e., receivables 60 days or more past due) was less than 4% of total receivables outstanding). The Company expects to be able to judge the results of the program adequately when the receivables purchased under the program during the fiscal year ended March 31, 1997 have a weighted average life of approximately 12 months.


         The Company's growth strategy also includes acquiring portfolios of non-prime used motor vehicle receivables and other non-prime used motor vehicle finance companies. The Company is expanding into other consumer finance areas, including personal property loans and home equity loans. The Company intends to expand its operations geographically across the U.S. and Puerto Rico and to finance its operations through lines of credit from banks and finance companies, public and private offerings of equity and debt securities and securitization of its receivables.

         On November 22, 1996, the Company effected a one-for-eight reverse stock split of its Common Stock and Preferred Stock. Retroactive adjustments to numbers of shares of Common Stock and Preferred Stock and stock prices throughout this Prospectus have been made to reflect the reverse stock split.


         On February 7, 1997, the Company entered into an agreement to acquire MS Financial, Inc. ("MSF"). The acquisition is subject to customary conditions, including approvals of the stockholders of both the Company and MSF. MSF's principal stockholders, which together own approximately 77% of MSF's outstanding common stock, have agreed to vote their shares in favor of the acquisition. The affirmative vote of a majority of the outstanding shares of MSF's common stock is required for approval of the acquisition by MSF's stockholders. As consideration for the acquisition, the Company will issue to the stockholders of MSF between 3,546,543 and 4,798,264 shares of Common Stock, depending on the average trading price of the Common Stock over the 10 trading days ending on the fifth business day prior to MSF's stockholders' meeting.
The numbers of shares will be subject to adjustment downward in the event of substantial decreases in the stockholders' equity of MSF between December 31, 1996 and closing of the acquisition. As of March 31, 1997, MSF had total assets of $91,015,000, total liabilities of $73,852,000 and stockholders' equity of $17,162,000. Assuming adjustments were made based on financial information as of March 31, 1997, the maximum and minimum number of shares would be 3,963,783 and 2,920,688, respectively.

         The Company's principal office is located at 600 North Pearl Street, Suite 2500, Dallas, Texas 75201. The Company's telephone number is (214) 965-6000.


                                  RISK FACTORS

         An investment in the Securities involves a high degree of risk. A prospective investor should carefully consider all of the information contained or incorporated by reference in this Prospectus in determining whether to acquire any of the Securities and, in particular, the following elements of risk:


         Results of Operations. The Company does not have a history of profitable operations. Although the Company had net income before dividends of $1,283,000 for the fiscal year ended March 31, 1997, it had a net loss before dividends of $2,671,000 for the six months ended March 31, 1996 and a net loss after dividends of $4,871,000 for the fiscal year ended March 31, 1997. In addition, the Company had net losses before dividends of $19,894,000 and $25,950,000 for the fiscal years ended September 30, 1995 and 1994, respectively. The Company's lower net losses for the six months ended March 31, 1996, as compared to prior periods, resulted primarily from an extraordinary gain of $8,709,000 realized on the exchange of its equity securities for debt cancellation in connection with the reorganization of the Fund Subsidiaries. The lower net loss for the fiscal year ended March 31, 1997, as compared to prior periods, was due primarily to a net reduction of prior credit losses of approximately $7,000,000 and significant general and administrative expenses incurred during the prior periods related to the reorganization of the Fund Subsidiaries. The Company's future profitability will be dependent upon the results of operations from its receivables purchasing and management business and other businesses. There can be no assurance that the Company's businesses will be profitable in the future.

         Availability of Funding. The purchase of receivables and the making of consumer loans requires the Company to raise significant amounts of funds from various sources, including banks, finance companies and other lenders. There can be no assurance that lenders will provide sufficient credit on terms the Company will find acceptable. The Company has, however, signed a letter of intent with an affiliate of a large Wall Street investment firm with respect to a $100 million, two-year revolving warehouse line of credit facility. The letter of intent is subject to certain conditions, including negotiation and execution of mutually acceptable definitive facility documents and completion of due diligence. The Company's planned financing sources also include (i) a private placement of $35,000,000 of senior subordinated notes with warrants to purchase Common Stock and (ii) securitization of its receivables. The Company will be required to provide adequate collateral in order to securitize its receivables. This collateral may be in one or more of several forms, including third party insurance, cash collateral accounts, over-collateralization and subordinated investment funds. The costs of providing collateral for a securitization may outweigh the benefits that can be obtained from the securitization. The Company's prior securitizations through the Fund Subsidiaries were not successful due to lower than expected collection rates on receivables and lower than expected recoveries on the sale of repossessed vehicles. The Company caused its Fund Subsidiaries to reorganize their affairs under Chapter 11 bankruptcy proceedings commencing in August 1995. The Company's plan of reorganization for the Fund Subsidiaries was confirmed in March 1996. Under the plan of reorganization, approximately $69 million of indebtedness of the Fund Subsidiaries was converted into equity securities issued by the Company. There can be no assurance that funding will be available to the Company through borrowings, subordinated note offerings or securitizations or, if available, that such funding will be on terms acceptable to the Company. Even if available, there can be no assurance that the future borrowing or securitization activities of the Company will be profitable.

         Risks in Motor Vehicle Receivables Purchasing and Consumer Finance Businesses. The Company faces all of the risks inherent in the motor vehicle receivables purchasing business and in the consumer finance business. There can be no assurance that the Company will properly evaluate the receivables that it purchases or the borrowers to whom it makes consumer loans. There can be no assurance that the Company will be able to purchase sufficient receivables and make a sufficient number of consumer loans to profitably employ its capital and borrowed funds. The Company purchases receivables whose obligors, and makes loans to consumers who, do not typically qualify for traditional financing as a result, among other things, of poor credit history, lack of steady employment and/or low income. These individuals generally have higher percentage default rates than individuals with better credit histories. In addition, the vehicles securing the Company's receivables are subject to deterioration in value due to the passage of time or usage by the obligor, and the Company's loans to consumers may be unsecured. The Company has limited historical information related to the quality of receivables it is purchasing under its new receivables purchasing program. There can be no assurance that the Company's efforts to purchase higher credit quality receivables will be successful or profitable. In addition, the Company has little history in the consumer loan business. A general economic downturn could adversely affect the ability of obligors and borrowers to make payments to the Company on its receivables and loans. Substantial unexpected delinquencies or charge-offs on its receivables or loans could have a material adverse effect on the Company's results of operations. The Company's provisions for credit losses were 144%, 23%, 141% and 18% of the Company's interest revenues for the year ended September 30, 1994, the year ended September 30, 1995, the transition period ended March 31, 1996 and the fiscal year ended March 31, 1997, respectively.
As of March 31, 1997, the Company had an allowance for credit losses of $5,854,000, which was approximately 11% of its net receivables as compared to $13,353,000, or 44% of net receivables, as of March 31, 1996. The allowance for credit losses as a percent of net outstanding receivables has decreased from 44% as of March 31, 1996 to 11% as of March 31, 1997. The decrease is primarily attributable to the significant change in the Company's receivables portfolio from March 31, 1996 to March 31, 1997. All the Company's receivables as of March 31, 1996 were purchased under its prior purchasing program for lower credit quality receivables. As of March 31, 1997, only approximately 15% of the Company's portfolio was represented by those receivables. The remainder of the portfolio was compiled of new originations under the Company's new receivables purchasing program and receivables acquired in bulk purchases and other acquisitions. There can be no assurance that the provision for credit losses is sufficient to cover all losses that the Company may incur.


         Acquisition Strategy. The Company intends to continue to pursue its current growth strategy, which includes acquiring portfolios of non-prime used motor vehicle receivables and other non-prime used motor vehicle finance companies. There can be no assurance that the Company will be able to make profitable acquisitions or successfully integrate any businesses that it acquires into its operations without substantial costs, delays or other problems. In addition, there can be no assurance that any acquired businesses will be profitable at the time of their acquisition or will achieve profitability that justifies the investment therein or that the Company will be able to realize expected operating and economic efficiencies following such acquisitions. Acquisitions may involve a number of special risks, including adverse effects on the Company's reported operating results, devotion of management's attention, increased burdens on the Company's management resources and financial controls, dependence on retention and hiring of key personnel, unanticipated problems or legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's results of operations.

         Leverage. The Company intends to borrow substantial funds to finance its operations. As the Company's debt leverage increases, its vulnerability to adverse general economic conditions and to increased competitive pressures will also increase.

         Increases in Interest Rates. While the automobile receivables purchased by the Company in most cases bear interest at a fixed rate, often near the maximum rates permitted by law, the Company will finance its purchases of a substantial portion of such receivables by incurring indebtedness with floating interest rates. The Company's interest costs will increase during periods of rising interest rates. Such increases may decrease the Company's net interest margins and thereby adversely affect the Company's profitability.

         Dealers. The Company plans to expand its receivables purchasing activities by re-establishing relationships and establishing new relationships with Dealers. Dealers often already have favorable secondary financing sources, which may restrict the Company's ability to develop Dealer relationships and delay the Company's growth. Competitive conditions in the Company's markets may result in a reduction in the price discounts available from or fees paid by Dealers and a lack of available receivables, which could adversely affect the Company's profitability and its growth plans.

         Reliance on Information Processing Systems. The Company's business depends upon its ability to store, retrieve, process and manage significant amounts of information. Interruption, impairment of data integrity, loss of stored data, breakdown or malfunction of the Company's information processing systems caused by telecommunications failure, conversion difficulties, undetected data input and transfer errors, unauthorized access, viruses, natural disasters, electrical power outage or disruption or other events could have a material adverse effect on the Company's business, financial condition and results of operations.

         Geographic Concentration. Currently, the Company is purchasing receivables whose obligors are located primarily in Texas and certain southeastern states. Although the Company expects to expand its operations to other geographic areas, the Company's performance may be adversely affected by regional or local economic conditions. The Company may from time to time make acquisitions in regions outside of its current operating areas. There can be no assurance that the Company's expansion into new geographic areas will generate operating profits.

         Key Officer. The Company's future success depends in some measure upon its Chief Executive Officer who has significant experience in the consumer finance business. An unexpected loss of services of this officer could have a material adverse effect upon the Company. The Company does not currently maintain key person life insurance on the Chief Executive Officer but intends to seek such coverage.

         Competition. The Company has numerous competitors engaged in the business of buying non-prime motor vehicle receivables and in making consumer loans. Many of these competitors have significantly greater financial resources and staff than the Company. Some of these competitors may generally be able or willing to accept more risk in their activities than the Company. Competition may reduce the number of suitable receivables offered for sale to the Company and increase the bargaining power of Dealers with which the Company seeks to do business. These competitive factors could have a material adverse effect upon the operations of the Company.

         Regulation. Numerous federal and state consumer protection laws impose requirements upon the origination and collection of consumer receivables. These federal laws and regulations include, among others, the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Federal Trade Commission Act, the Fair Credit Reporting Act, the Fair Indebtedness Collection Practices Act, the Magnuson-Moss Warranty Act and the Federal Reserve Board's Regulation Z. The Company believes that it maintains all licenses and permits required for its current operations and is in substantial compliance with all applicable federal, state and local laws. There can be no assurance, however, that the Company will be able to maintain all requisite licenses and permits.

         State laws regulate, among other things, the interest rate chargeable on, and terms and conditions of, motor vehicle retail installment loans. These laws also impose restrictions on consumer transactions and require loan disclosures in addition to those required under federal law. These requirements impose specific statutory liabilities upon creditors who fail to comply with their provisions. As a consumer finance company, the Company is subject to various consumer claims and litigation seeking damages and statutory penalties based upon, among other theories of liability, usury, wrongful repossession, fraud and discriminatory treatment of credit applicants.

         The Federal Trade Commission ("FTC") has adopted a holder-in-due-course rule which has the effect of subjecting persons who finance consumer credit transactions (and certain related lenders and their assignees) to all claims and defenses which the purchaser could assert against the seller of the goods and services. Another FTC rule requires that all sellers of used vehicles prepare, complete and display a "Buyer's Guide" which explains the warranty coverage (if any) for such vehicles. Failure of the Dealers to comply with state and federal credit and trade practice laws and regulations could result in consumers having rights of rescission and other remedies that could have an adverse effect on the Company.

         The failure to comply with legal requirements applicable to its business could have a material adverse effect on the Company's results of operations. Further, the adoption of additional, or the revision of existing, laws and regulations could have a material adverse effect on the Company's business.


         Potential Adverse Effects of Litigation. The Company and certain of its former officers and directors are defendants in a case styled Janice and Warren Bowe, et. al. vs. Search Capital Group, Inc., et. al., Cause No. 1:95CSV649BR, filed in the Federal District Court for the Southern District of Mississippi (the "Bowe Action"). The plaintiffs, who are former holders of notes issued by three of the Company's subsidiaries, allege that the registration statements pursuant to which the notes were sold contained material misrepresentations and omissions of fact with respect to collection rates on contracts, repossession rates, the Company's accounting controls and computer systems, the operating results and financial condition of the Company and its subsidiaries and the ability of the subsidiaries to pay the notes at the projected rates of return, and were, therefore, materially false and misleading in violation of the securities laws. The plaintiffs seek unspecified damages, rescission, punitive damages and other relief. The plaintiffs also seek establishment of a class of plaintiffs consisting of all persons who have purchased notes issued by the three subsidiaries. While the Company believes the suit is without merit and has been vigorously defending itself, it has also sought to reach a negotiated settlement of all claims of all potential class members in the Bowe Action that would also include a settlement of all claims of the litigation trust (the "Litigation Trust") established under the plan of reorganization of eight of the Company's subsidiaries for the purpose, among other things, of pursuing causes of action of the former holders of notes issued by those subsidiaries who assigned their claims related to the Bowe Action to the Litigation Trust.

         While a settlement agreement in principle subject to a number of conditions was reached in March 1997 that would have required the Company to pay $350,000 in cash and issue shares of Common Stock having a value of $1,375,000, the Company suspended further negotiations because of the decline in the market price of the Common Stock during the first half of May. The Company intends to seek resumption of negotiations when the market price of the Common Stock recovers to its pre-May trading range, but there can be no assurance that the other parties would be willing to resume negotiations or that a settlement on terms acceptable to the Company will be concluded. The court had dismissed the plaintiffs' motion for class certification, without prejudice and subject to renewal and final disposition pending the outcome of settlement discussions. The Company has a reserve of $500,000 related to the Bowe Action. A settlement or judgment in excess of this reserve could adversely affect the Company.

         The Company and its wholly-owned subsidiary, Automobile Credit Acceptance Corp. ("ACAC"), are defendants in a pending civil action filed in the 153rd Judicial District Court, Tarrant County, Texas, styled Auto Star Solutions, Inc. v. Tim Clothier and Automobile Credit Acceptance Corp., Cause No. 153-144940. The plaintiff alleges the existence of a partnership between the plaintiff and another defendant and seeks damages, actual and exemplary, and an injunction for alleged conversion and misappropriation of certain property, including computer programs, allegedly owned by the plaintiff. In this action, the plaintiff alleges that ACAC wrongfully assisted its co-defendant and tortiously interfered with the plaintiff's contracts and business and has claimed, as actual damages, $680,000. The Company believes that these allegations are without merit. The case has been set for trial in July 1997. The Company intends to vigorously defend itself at the trial. There can be no assurance that a judgment or settlement in excess of the approximately $30,000 reserved for this matter would not adversely affect the Company.

         Dividends on Preferred Stock. The terms of the Preferred Stock specify that after March 15, 1997, the Company will continue to pay accrued dividends entirely in cash unless it is prohibited from paying the dividends in cash by Delaware law or the terms of any loan agreement of $5,000,000 or more. If the Company is prevented from paying any dividend entirely in cash, the terms of the Preferred Stock require the Company to pay the dividend in the form of a mixture of cash and Common Stock to the extent possible under Delaware law and any applicable loan agreement or, if necessary, entirely in Common Stock, provided the average market price per share of the Common Stock is $4.00 or greater for the 20 trading day period ending five days prior to the date of payment of the dividend in Common Stock. The Company has entered into a loan agreement with Hibernia National Bank that prohibits any payment of dividends by the Company if as a result the sum of the Company's tangible net worth and subordinated debt, less any loans to insiders, would be less than $22,500,000. This covenant, and covenants in other loan agreements into which the Company may enter, may in the future prohibit, directly or indirectly, the payment of cash dividends on Preferred Stock. In addition, the minimum market price for the issuance of shares of Common Stock in lieu of cash may not be satisfied. Although, under existing conditions, the Company believes that it would be able to continue to pay cash dividends on the Preferred Stock in the near future, the Company has commenced a private offering of $35,000,000 of senior subordinated notes the proposed terms of which may limit payment of cash dividends on the Preferred Stock. There can be no assurance that the Company will be able to continue to pay dividends on Preferred Stock in cash or that it will be able to satisfy the minimum price condition for issuance of shares of Common Stock as a dividend on Preferred Stock. Issuance of shares of Common Stock as a dividend on Preferred Stock will adversely affect the relative voting power and ownership percentages of the holders of Common Stock.


         Absence of Developed Public Market for Securities. The Company's Common Stock and Preferred Stock are traded on NASDAQ. Trading volumes in these securities are volatile. No trading market has developed for the Warrants. No assurance can be given that a trading market will develop for the Warrants or that a more active and widespread trading market will develop for the Common Stock and Preferred Stock. There can be no assurance that purchasers will be able to resell their Securities at or above the price at which they purchased them or without considerable delay, if at all. If a more active and widespread market does develop, the prices may be highly volatile. Further, the Commission's rules may apply to impose certain risk disclosure requirements and suitability standards on broker-dealers who effect transactions in low price stocks. These rules may have a negative impact on trading markets for low price stocks. Consequently, if the Securities should be traded at low prices, no assurances can be given that there will develop or continue to be any market for the Securities. Factors such as those discussed herein may have a significant effect on the market prices of the Securities.


         Lack of Dividends on Common Stock. The Company has not paid dividends on the Common Stock and does not expect to pay dividends on the Common Stock for the foreseeable future. Furthermore, the Company may not pay dividends on the Common Stock while any accrued dividends on the Preferred Stock and other shares of preferred stock remain unpaid. As of March 31, 1997, the Company had accrued approximately $1.7 million of dividends on its preferred stock for the quarter ended on that date. To date, the Company has paid all required dividends on its preferred stock. The Company's preferred stock dividends constitute a substantial cash outflow that may have a material adverse effect on the Company's future financial condition and the future market value of the Common Stock. See "Risk Factors--Dividends on Preferred Stock."


         Senior Rights of Preferred Stock. Search's Restated Certificate of Incorporation, as amended (the "Certificate"), authorizes the issuance of preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue shares of preferred stock that have preferences over the Common Stock with respect to the payment of dividends, liquidation, conversion, voting or other rights which could adversely affect the voting power and ownership interests of holders of Common Stock. The issuance of shares of preferred stock or the issuance of rights to purchase such shares could have the effect of discouraging, delaying or preventing a change in control of the Company. There are currently issued and outstanding 2,456,098 shares of Preferred Stock and 50,000 shares of Search's 12% Senior Convertible Preferred Stock. These shares have rights that are superior to the rights of holders of Common Stock with respect to dividends, liquidation, conversion and voting which could adversely affect the rights of holders of Common Stock.

                        SAFE HARBOR STATEMENT UNDER THE
                PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

         This Prospectus contains certain forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, which may be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "project," "goal," "continue," or comparable terminology. Such statements involve risks or uncertainties and are qualified in their entirety by the cautions and risk factors set forth above under "Risk Factors" and contained in other Company documents filed with the Securities and Exchange Commission and incorporated herein by reference.

                                USE OF PROCEEDS

         The Company will not receive any of the proceeds from sales of any of the Securities by the Selling Securityholders. Because of the unpredictable timing of receipt, the Company has no current plans for use of any proceeds that it may receive from the exercise of any of the Warrants. The Company, however, presently expects that any such proceeds will be employed for working capital purposes.

                           DESCRIPTION OF SECURITIES

         The following description of the Securities is a summary which does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Certificate.

GENERAL

         The Certificate authorizes the issuance of two classes of capital stock, consisting of 130,000,000 shares of Common Stock, and 60,000,000 shares of preferred stock, par value $0.01 per share (the "Authorized Preferred Stock"). The Certificate reserves to Search's Board of Directors the power to establish the rights and preferences and to designate series of the Authorized Preferred Stock. In accordance with this power, the Company's Board of Directors has designated and established (i) a series consisting of 400,000 shares designated as the "12% Senior Convertible Preferred Stock" and (ii) a series consisting of 30,000,000 shares designated as the "9%/7% Convertible Preferred Stock."


         As of June 9, 1997, there were outstanding 3,016,444 shares of Common Stock, 2,456,098 shares of Preferred Stock and 50,000 shares of 12% Senior Convertible Preferred Stock. As of the same date, there were outstanding various warrants and options to purchase a total of 1,176,899 shares of Common Stock. In addition, the Company is obligated to issue 146,381 shares of Common Stock pursuant to the settlement of certain litigation in April 1996. The Company has committed to issue warrants and options to purchase an additional 750,000 shares of Common Stock.


         American Securities Transfer and Trust, Inc., Denver, Colorado, serves as the transfer agent and registrar for the Common Stock, Preferred Stock and Warrants.

COMMON STOCK

         The shares of Common Stock are equal in all respects. There are no preemptive rights, conversion rights, redemption privileges or sinking funds with respect to Common Stock. Dividends on Common Stock may be paid if, as and when declared by the Board of Directors out of funds legally available for distributions and subject to the prior rights of holders of the outstanding Authorized Preferred Stock.

         Holders of Common Stock are entitled to one vote for each issued and outstanding share held of record at each meeting of shareholders. There is no cumulative voting for the election of directors.

         In any liquidation or distribution of assets of the Company, whether voluntary or involuntary, holders of Common Stock are entitled to receive pro rata the assets remaining after creditors have been paid in full and holders of the Company's outstanding Authorized Preferred Stock have received their full liquidation preferences. All outstanding shares of Common Stock of the Company are, and the shares of Common Stock into which Preferred Stock may be converted and for which Warrants may be exercised will be, fully paid and nonassessable.

PREFERRED STOCK

         Dividends. Holders of Preferred Stock are entitled to receive, out of funds legally available therefor, non- cumulative dividends at a per annum rate of (i) $2.52 per share until March 31, 1999 ("End Date"), and (ii) $1.96 per share after the End Date. The Company is required to pay in cash the dividends accruing prior to March 15, 1997 and thereafter to the extent Delaware law or the terms and conditions of any loan agreement for a loan of $5,000,000 or more do not limit or prevent the payment by the Company of cash dividends on Preferred Stock. To the extent that the Company's right to pay cash dividends is limited or prevented, the Company may pay the dividends in the form of Common Stock so long as the average closing trading price for a share of Common Stock is $4.00 or greater during the 20 trading day period ending five days prior to the payment of such dividend. If the Company is prevented from paying cash dividends by a loan agreement and the average closing trading price of the Common Stock is less than $4.00, the Company expects not to pay any dividends in any form on the Preferred Stock. The dividends are payable on or about the 15th day of the month following the end of each quarter to holders of record as of the last day of the calendar quarter. The Company may not make any dividend or distribution (other than a dividend payable in Common Stock or other junior capital stock) on, or purchase or redeem, any of its Common Stock or other capital stock that ranks junior to Preferred Stock unless all accrued and unpaid dividends on Preferred Stock have been paid or declared and set aside for payment.


         The Company has entered into a loan agreement with Hibernia National Bank that has a minimum net worth covenant. The covenant prohibits any payment of dividends by the Company if as a result the sum of the Company's tangible net worth and subordinated debt, less any loans to insiders, would be less than $22,500,000. This covenant, and covenants in other loan agreements into which the Company may enter, may in the future prohibit, directly or indirectly, the payment of cash dividends on Preferred Stock. In addition, the minimum market price for the issuance of shares of Common Stock in lieu of cash may not be satisfied. The Company has commenced a private offering of $35,000,000 of senior subordinated notes the proposed terms of which would prohibit payment of cash dividends on the Preferred Stock until certain financial conditions are satisfied by the Company. There can be no assurance that the Company will be able to continue to pay dividends on Preferred Stock in cash or that it will be able to satisfy the minimum price condition for issuance of shares of Common Stock as a dividend on Preferred Stock.

         Conversions. Holders of outstanding shares of Preferred Stock may elect at any time to convert their shares into shares of Common Stock. The conversion ratio is two shares of Common Stock for each share of Preferred Stock. The conversion ratio will be proportionately adjusted upon any stock dividend on Common Stock, any stock split, reverse stock split, stock combination or reclassification of Common Stock or any merger, consolidation or combination of the Company with any other entity.

         Up to 50% of the outstanding shares of Preferred Stock could be mandatorily converted into shares of Common Stock at the option of the Company, at a rate of two shares of Common Stock for one share of Preferred Stock, if shares of Common Stock trade (i) at a price of $34.00 per share or higher on any 20 trading days in a period of 30 consecutive trading days between March 16, 1998 and March 15, 1999 or (ii) at a price of $28.00 per share or higher on any 20 trading days in a period of 30 consecutive trading days after March 15, 1999. Finally, on March 15, 2003, all of the outstanding shares of Preferred Stock will be mandatorily converted into shares of Common Stock. For the latter mandatory conversion, each share of Preferred Stock will be convertible into a number of shares of Common Stock equal to the lesser of (y) three or (z) the result of dividing the liquidation preference per share for Preferred Stock by the market price of Common Stock as reported at the close of business on March 15, 2003. For any mandatory conversion, holders of the converted Preferred Stock would also be entitled to receive any accrued and unpaid dividends on their converted shares.

         Liquidation Rights. If the Company is liquidated, the holders of Preferred Stock are entitled to be paid $28.00 per share plus all accrued and unpaid dividends thereon before any distribution or payment is made to the holders of Common Stock or any other capital stock of the Company ranking junior to Preferred Stock. If, upon any liquidation of the Company, the amounts payable with respect to Preferred Stock and any other stock of the Company ranking on a parity with Preferred Stock cannot be paid in full, the holders of such stock share ratably in any such distribution of assets in proportion to the respective full preferential amounts to which they would otherwise be entitled. After payment of the full preferential amount to which the holders of Preferred Stock would be entitled upon any liquidation, dissolution or winding up, they would have no right or claim to any of the remaining assets of the Company.

         Voting Rights. Each share of Preferred Stock has the same voting attributes and characteristics as do the shares of Common Stock, which is one vote per share. If the Company defaults in the payment of any four consecutive quarterly dividends on outstanding Preferred Stock, the holders of outstanding Preferred Stock would be automatically entitled to an additional vote per share and given the right to elect immediately at an emergency meeting of shareholders, which the Company must hold within thirty days after any such failure, such additional directors as equals two-thirds of the Company's Board of Directors determined after such election.

         The affirmative vote or consent of the holders of at least 66-2/3% of all outstanding shares of Preferred Stock, voting as a separate class, is required (i) to amend, alter or repeal any provision of the Certificate of Designations establishing the Preferred Stock to adversely affect the relative rights, preferences, qualifications, limitations or restrictions of the Preferred Stock or (ii) to effect any reclassification of the Preferred Stock. The affirmative vote or consent of the holders of at least 50% of all outstanding shares of Preferred Stock, voting as a separate class, is required to approve (x) any merger of the Company with another company when the Company's Board members do not constitute a majority of the board of directors of the surviving company or (y) any sale of more than 50% of the Company's assets. In addition, Delaware corporation law provides that the vote of the holders of a majority of the outstanding shares of any series of Authorized Preferred Stock, voting separately as a class, is required in order to (i) increase or decrease the par value of such series of shares or (ii) change the powers, preferences, or special rights of such series of shares so as to affect them adversely.

         Ranking. Preferred Stock ranks on a parity with the 12% Senior Convertible Preferred Stock and senior to Common Stock as to rights to dividends and liquidation preferences.

         Subsequent Issuances of Preferred Stock. The Company is prohibited from issuing Authorized Preferred Stock in the future that is pari passu with Preferred Stock unless at the time of such issuance all dividends due on Preferred Stock have been paid in full. The Company is also prohibited from issuing convertible Authorized Preferred Stock which is senior in rights to Preferred Stock except that such convertible Authorized Preferred Stock may carry a then-current market interest rate, which may be higher or lower than that of Preferred Stock. The Company is also prohibited from issuing preferred or common stock or warrants or any other form of security to any of its affiliates for consideration that does not equal or exceed the fair market value of such security, as determined by an independent third party. The Company may, nevertheless, issue options or warrants to new or existing directors or management if such options or warrants are approved by the Compensation Committee. The Company may also issue shares of Common Stock upon the exercise of outstanding warrants or options but may not amend or modify such warrants or options without the approval of the Compensation Committee.
If the Company issues any security for consideration less than its fair market value, the number of shares of Preferred Stock will be immediately and appropriately adjusted, and the conversion price of Preferred Stock will be adjusted downward, to take into account the dilution in value of the security holdings of former creditors of the Fund Subsidiaries caused by such below fair market issuance of the Company's securities.

         Other Rights. Preferred Stock is not subject to redemption by the Company or at the election of the holders thereof. Preferred Stock does not have any preemptive or sinking fund rights.

WARRANTS


         The Board of Directors of Search has authorized the issuance of Warrants to purchase up to 10,000,000 shares of Common Stock. The Warrants are governed by a Warrant Agreement dated as of March 22, 1996, as amended by First Amendment dated July 18, 1996 and Second Amendment dated as of November 22, 1996 (collectively, the "Warrant Agreement"), between the Company and American Securities Transfer, Inc., acting as the Warrant Agent (the "Warrant Agent"). As of June 9, 1997, there were outstanding 2,516,710 Warrants to purchase an aggregate of 314,588 shares of Common Stock. In addition, Search is obligated to issue an additional 5,000,000 Warrants to purchase 625,000 shares of Common Stock pursuant to the reorganization plan of its Fund Subsidiaries.

         The following is a summary of the material provisions of the Warrants, but does not purport to be a complete description of all provisions of the Warrants. This summary is qualified in its entirety by reference to the Warrant Agreement and form of Warrant attached thereto.

         Exercise. The holder of a Warrant must pay the exercise price per Warrant in cash upon any exercise of the Warrant. The exercise price per Warrant of the Warrants (the "Exercise Price") is $2.25 and increases by $0.25 on March 15 of each successive year as follows: $2.25 from March 15, 1997 to March 14, 1998, $2.50 from March 15, 1998 to March 14, 1999, $2.75 from March
15, 1999 to March 14, 2000, and $3.00 from March 15, 2000 to the Expiration Time (as herein defined). A total of eight Warrants is required to purchase one share of Common Stock. Accordingly, the exercise price per share of Common Stock purchasable under the Warrants currently is $18.00 and increases by $2.00 on March 15 of each successive year through 2000.


         To exercise the Warrants, the Warrant certificate, properly completed and accompanied by full payment (by check or money order) for all shares of Common Stock to be purchased, must be surrendered to the Warrant Agent. At that time (or upon later clearance of funds if an uncertified check is issued for payment), the exercising holder will be deemed to be the record holder of the shares of Common Stock issuable upon such exercise. Upon receipt of the surrendered Warrant certificate and payment in full, the Warrant Agent will mail or cause to be mailed, to or upon the written instructions of the exercising holder, certificates representing the number of shares of Common Stock so purchased. Fractional shares of Common Stock may not be purchased under the terms of the Warrants.

         Termination; Redemption. The Warrants will expire at 5:00 p.m. New York time on March 14, 2001 (the "Expiration Time"). Within 90 days following the Expiration Time, the Company must redeem all Warrants remaining unexercised at the Expiration Time at a redemption price of $0.25 per Warrant (the "Redemption Price"). Notice of the redemption must be mailed by the Company not later than 10 days nor more than 60 days prior to the date of redemption to each record holder of the Warrants. The notice must specify the place for surrender of the Warrant certificates. Upon surrender of a Warrant certificate, the holder will be paid the Redemption Price for the Warrant. Except for the right to receive the Redemption Price, all rights under the Warrants expire at the Expiration Time.

         Anti-Dilution Provisions. In the event of any Common Stock dividend on the Common Stock, any stock split or any stock combination, then the number of shares of Common Stock subject to purchase under each Warrant will be proportionately adjusted so that the holders of the Warrants after such event shall be entitled to receive upon exercise the number and kind of shares which they would have owned or been entitled to receive had such Warrants been exercised immediately prior to such event. In the event of (i) a recapitalization or reclassification of Common Stock (other than a change of par value), (ii) any consolidation or merger of the Company with or into another person or any merger of another person into the Company (other than a merger that does not result in a reclassification, conversion, exchange or cancellation of Common Stock), (iii) a sale or transfer of all or substantially all of the assets of the Company, or (iv) a compulsory share exchange where the holders of Common Stock receive other securities, cash or property, no adjustment in the Exercise Price will be made but appropriate provision will be made so that each holder of Warrants shall have the right to purchase upon exercise of each Warrant the cash, securities or property to which such holder would have been entitled had the Warrants been exercised prior to such transaction. If the Company issues or sells any shares of Common Stock (other than pursuant to employee stock options granted in good faith by the Board of Directors or the exercise of any conversion or purchase rights under any options, warrants, rights to purchase or convertible securities when the conversion or exercise price at the time of issuance of the security is at least equal to the fair market value of the Common Stock) for consideration that is less than the then current market price of Common Stock, the number of shares of Common Stock for which the Warrants are exercisable will be adjusted to equal the product of the number of shares for which the Warrants are exercisable immediately prior to the issuance or sale times the ratio of the then current market price of the Common Stock to the per share consideration at which such additional shares of Common Stock are issued or sold. The foregoing adjustments will be made successively whenever any event listed above shall occur. If the Company takes any action with respect to its Common Stock that has an adverse effect on the rights of the Warrantholders, upon the request of the holders of more than 50% of the Warrants, the Exercise Price and the number of shares of Common Stock for which the Warrants are exercisable will be adjusted in such manner as may be equitable in the circumstances.

         Amendments. The Warrant Agent and the Company may amend the Warrant Agreement to cure ambiguities or correct defects or mistakes or to make changes that they deem necessary which do not adversely affect the interests of the Warrantholders. The written consent of holders of not less than 50% of the outstanding Warrants are required for any other amendments.

         Miscellaneous. The Warrants are not subject to conversion. A registered owner of a Warrant will not have any rights of a stockholder of the Company by virtue of holding the Warrants, including, without limitation, any right to vote, give or withhold consent to any corporate action, receive notice of meetings of stockholders or receive dividends or subscription rights, prior to the issuance of Common Stock upon exercise thereof.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

         The following table sets forth the Company's ratio of earnings to combined fixed charges and preferred stock dividends for the last five fiscal years or transition periods.



                                                      Fiscal Year Ended(3)
                       ------------------------------------------------------------------------------------
                       Mar. 31, 1997    Mar. 31, 1996(1)  Sept. 30, 1995  Sept. 30, 1994  Sept. 30, 1993(2)
                       -------------    ----------------  --------------  --------------  -----------------
Ratio of Earnings to        0.42            (0.84)          (0.76)         (1.57)         0.91
Combined Fixed
Charges and Preferred
Stock Dividends


--------------------
(1)      Six month transition period.
(2)      Nine month transition period.

(3) In each period, the Company's earnings were inadequate to cover fixed charges and preferred stock dividends. The dollar amounts of the coverage deficiencies were $4,871,000, $2,998,000, $20,134,000,
         $26,190,000, and $391,000 in the periods ended March 31, 1997, March 31, 1996, September 30, 1995, September 30, 1994, and September 30, 1993.



                            SELLING SECURITYHOLDERS

         This Prospectus relates to the offer and sale from time to time (1) by DACC Liquidation Corp., formerly known as Dealers Alliance Credit Corp. ("DACC"), of up to 159,628 shares of Common Stock, 95,777 shares of Preferred Stock and 1,277,030 Warrants, as well as a maximum of 287,331 shares of Common Stock that may be issued upon conversion of the shares of Preferred Stock owned by DACC and 159,628 shares of Common Stock that may be issued upon the exercise of the Warrants owned by DACC, (2) by R-H Capital Partners, L.P. ("R-H") of up to 153,642 shares of Preferred Stock, as well as a maximum of 460,926 shares of Common Stock that may be issued upon conversion of the shares of Preferred Stock owned by R-H, and (3) by Kellett Investment Corporation ("Kellett") of up to 69,837 shares of Preferred Stock, as well as a maximum of 209,511 shares of Common Stock that may be issued upon conversion of the shares of Preferred Stock owned by Kellett. Each of these Selling Securityholders acquired its securities in transactions pursuant to which it obtained the right to have the offer and sale of its Securities registered under the Securities Act.

         The following table provides certain information with respect to the Selling Securityholders, and the number of shares of Common Stock and Preferred Stock, and the number of Warrants, owned, offered and to be owned after the offering by each Selling Securityholder.

    SELLING                                                        MAXIMUM NUMBER OF SECURITIES           SECURITIES TO BE OWNED
 SECURITYHOLDERS         SECURITIES OWNED BEFORE OFFERING           TO BE SOLD IN THE OFFERING                AFTER OFFERING
 ---------------      -------------------------------------      ---------------------------------    -----------------------------
                         Common       Preferred                  Common      Preferred                 Common    Preferred
                         Stock         Stock       Warrants       Stock        Stock      Warrants     Stock       Stock   Warrants
                      ----------     ---------     --------     ---------    ---------    --------    -------     -------  --------
 DACC Liquidation      606,587 (1)      95,777     1,277,030    606,587(1)      95,777    1,277,030      0           0        0
 Corp.

 Kellett Investment     209,511(2)      69,837            --    209,511(2)      69,837           --      0           0       --
 Corporation

 R-H Capital            460,926(3)     153,642            --    460,926(3)     153,642           --      0           0       --
 Partners, L.P.



-------------------------
(1) Includes 159,628 shares that may be purchased under the Warrants owned by DACC and 287,331 shares into which the shares of Preferred Stock owned by DACC may be converted.


(2) Represents number of shares into which the shares of Preferred Stock owned by Kellett may be converted.



(3) Represents number of shares into which the shares of Preferred Stock owned by R-H may be converted.



TRANSACTIONS WITH DACC, R-H AND KELLETT

         As of August 2, 1996, the Company acquired substantially all of the assets of DACC. DACC's assets consisted primarily of used motor vehicle receivables, repossessed motor vehicles, cash and certain furniture and equipment.


         The Company assumed all balance sheet liabilities of DACC, other than approximately $4.1 million of subordinated debt held by R-H and Kellett and certain other claims. These assumed liabilities consisted primarily of indebtedness owing to senior lenders, accounts payable, accrued expenses, an office lease expiring in 2002, service and equipment maintenance agreements and an employment agreement for a DACC employee. As of June 30, 1996, DACC owed approximately $18 million to its senior lenders and had accounts payable and accrued expenses of approximately $0.7 million. In addition to assuming the foregoing liabilities, the Company issued to DACC 159,628 shares of Common Stock, 1,277,030 Warrants and 95,777 shares of a series of Authorized Preferred Stock that were automatically converted into 95,777 shares of Preferred Stock on November 22, 1996. One-half of the securities issued to DACC at closing are being held in escrow until August 3, 1997 to secure certain indemnification obligations of DACC in favor of the Company.

         The Company also purchased from R-H and Kellett the subordinated indebtedness owing to them by DACC and certain related warrants to purchase DACC stock. All of the debt and warrants were canceled by the Company as part of the consideration for the transfer of DACC's assets. The Company issued to R-H and Kellett 223,479 shares of a series of Authorized Preferred Stock that were automatically converted into a total of 223,479 shares of Preferred Stock on November 22,1996. One-fourth of these shares are being held in escrow until August 3, 1997 to secure certain indemnification obligations of the holders in favor of the Company.

         The foregoing transactions with DACC, R-H and Kellett were privately negotiated, arms-length transactions. Pursuant to shareholders' agreements entered into by the Company, DACC, R-H and Kellett, the Company was required to file the registration statement of which this Prospectus is a part with the Commission for the offer and sale of the securities issued to them in the DACC acquisition.

                              PLAN OF DISTRIBUTION

         The Selling Securityholders may from time to time sell all or a portion of their Securities in the over-the-counter market or on any national securities exchange or automated interdealer quotation system on which the Common Stock, Preferred Stock or Warrants may hereafter be listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The Securities may be sold directly or through brokers or dealers or in a distribution by one or more underwriters on a firm commitment or best efforts basis. The methods by which the Securities may be sold include (i) a block trade (which may involve crosses) in which the broker or dealer engaged will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction, (ii) purchases by a broker or dealer as principal and resales by such broker or dealer for its account pursuant to this Prospectus, (iii) ordinary brokerage transactions and transactions in which the broker solicits purchasers or to or through marketmakers, (iv) transactions in put or call options or other rights (whether exchange-listed or otherwise) established after the effectiveness of the Registration Statement of which this Prospectus is a part and (v) privately negotiated transactions. In addition, any of the Securities that qualify for sale pursuant to Rule 144 may be sold in transactions complying with such Rule, rather than pursuant to this Prospectus.

         In the case of sales of the Securities effected to or through broker-dealers, such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of the Securities sold by or through such broker-dealers, or both. The Company has advised the Selling Securityholders that the anti-manipulative Rules 10b-6 and 10b-7 under the Exchange Act may apply to their sales in the market and has informed them of the need for delivery of copies of this Prospectus. The Company is not aware as of the date of this Prospectus of any agreements between any of the Selling Stockholders and any broker-dealers with respect to the sale of the Securities. The Selling Securityholders and any broker-dealers or agents participating in the distribution of the Securities may be deemed to be "underwriters" within the meaning of the Securities Act and any commissions received by any such broker-dealers or agents and profit on any resale of Securities may be deemed to be underwriting commissions under the Securities Act. The commissions received by a broker-dealer or agent may be in excess of customary compensation. The Company will receive no part of the proceeds from the sale of any of the Securities by the Selling Securityholders.

         The Company will pay all costs and expenses incurred in connection with the registration under the Securities Act of the Securities offered by the Selling Securityholders, including without limitation all registration and filing fees, listing fees, printing expenses, fees and disbursements of counsel and accountants for the Company, up to $30,000 for the reasonable fees and expenses of DACC and up to $10,000 for the reasonable fees and expenses of counsel for R-H and Kellett. Each Selling Securityholder will pay all brokerage fees and commissions, if any, incurred in connection with the sale of the Securities owned by it. In addition, the Company has agreed to indemnify the Selling Securityholders, other than the Trust, against certain liabilities, including liabilities under the Securities Act.

         There is no assurance that any of the Selling Securityholders will sell any or all of the Securities offered by them.

                                 LEGAL MATTERS

         The validity of the issuance of the Securities offered hereby will be passed upon for the Company by Bracewell & Patterson, L.L.P., 500 North Akard Street, Suite 4000, Dallas, Texas 75201.

                                    EXPERTS


         The consolidated financial statements of the Company, as of and for the six months ended March 31, 1996, and as of and for the fiscal years ended September 30, 1995 and September 30, 1994, incorporated in this Prospectus by reference from the Company's Transition Report on Form 10-K, as amended, for the transition period ended March 31, 1996 have been audited by BDO Seidman, LLP, independent public accountants, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon such reports given upon the authority of that firm as experts in accounting and auditing.

         The financial statements of DACC, as of and for the three months ended March 31, 1996, and as of and for the fiscal year ended December 31, 1995, incorporated in this Prospectus by reference from the Company's Form 8-K Current Report, as amended, dated August 6, 1996 have been audited by BDO Seidman, LLP, independent certified public accountants, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon such reports given upon the authority of that firm as experts in accounting and auditing.

================================================================================




         No dealer, sales representative or other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in or incorporated by reference in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall at any time imply that the information contained or incorporated by reference herein is correct as of any time subsequent to the date hereof.


                        ------------------------------

                               TABLE OF CONTENTS

                        ------------------------------

                                                                                       PAGE
                                                                                       ----
Available Information   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        2
Incorporation of Certain Documents by Reference . . . . . . . . . . . . . . . . .        2
The Company   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        3
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        4
Safe Harbor Statement Under the Private
     Securities Litigation Reform Act of 1995 . . . . . . . . . . . . . . . . . .        7
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        7
Description of Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . .        8
Selling Securityholders   . . . . . . . . . . . . . . . . . . . . . . . . . . . .       11
Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       13
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       13
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       13

================================================================================



================================================================================







                                SEARCH FINANCIAL
                                 SERVICES INC.





                                  COMMON STOCK
                       9%/7% CONVERTIBLE PREFERRED STOCK
                        WARRANTS EXPIRING MARCH 14, 2001





                     -----------------------------------

                              P R O S P E C T U S

                              _____________, 1997


                     -----------------------------------



================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The expenses to be paid by the registrant in connection with this offering are estimated as follows:


         Securities and Exchange Commission registration fee  . . . . . . . . . . .      $ 3,065.59
         Printing expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,000.00   (1)
         Accounting fees and expenses . . . . . . . . . . . . . . . . . . . . . . .       20,000.00   (1)
         Legal fees and expenses  . . . . . . . . . . . . . . . . . . . . . . . . .       25,000.00   (1)
         Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        3,934.41   (1)
                                                                                         ----------
                 Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $53,000.00   (1)(2)


         ------------------
         (1)     Estimated amounts
         (2) None of the listed total costs and expenses to be paid in connection with this offering are to be paid by the Selling Securityholders. Each Selling Securityholder, however, will pay all brokerage fees and commissions, if any, in connection with the sale of the Securities offered by such Selling Securityholder.

ITEM 16.  EXHIBITS

         The following documents are included as exhibits to this Registration Statement and are filed herewith unless otherwise indicated. Exhibits incorporated by reference are so indicated by parenthetical information.

      Exhibit     Description


         4.1 -- Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 to Registrant's Transition Report on Form 10-K for the transition period ended March 31, 1996)



         4.2 -- Certificate of Amendment of Certificate of Designation of 9%/7% Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (the "9/30/96 Form 10-Q"))


         4.3 -- Certificate of Designation Series B 9%/7% Convertible Preferred Stock (incorporated by reference to Exhibit 3.2 to the 9/30/96 Form 10-Q)

         4.4 -- Certificate of Correction to the Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.3 to the 9/30/96 Form 10-Q)


         4.5 -- Certificate of Amendment of Certificate of Designation of 9%/7% Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 to the 9/30/96 Form 10-Q)

         4.6 -- Certificate of Amendment to Certificate of Designation of Series B 9%/7% Convertible Preferred Stock (incorporated by reference to Exhibit 3.5 to the 9/30/96 Form 10-Q)

        *4.7  --  Certificate of Amendment of Restated Certificate of
                  Incorporation

        *4.8  --  Certificate of Elimination of Series B 9%/7%  Convertible
                  Preferred Stock


         4.9 -- Warrant Agreement dated as of March 27, 1996 between Registrant and American Securities Transfer, Inc., as Warrant Agent (incorporated by reference to Exhibit 4.2 to Registrant's Current Report on Form 8-K dated March 15, 1996)


       *4.10  --  First Amendment to  Warrant Agreement dated as  of July 18,
                  1996 between Registrant, American Securities Transfer, Inc. and Hall Phoenix/Inwood, Ltd.

       *4.11  --  Second Amendment to Warrant Agreement dated as of  November
                  22, 1996 between Registrant and American Securities Transfer, Inc.






                                      II 1

        *5  --    Opinion of Bracewell & Patterson, L.L.P. as to the legality of the securities being registered


        12  --    Statement Regarding Computation of Ratio of Earnings to
                  Combined Fixed Charges and Preferred Stock Dividends

      23.1  --    Consent of BDO Seidman, LLP


     *23.2  --    Consent of Bracewell & Patterson, L.L.P. (included in
                  Exhibit 5)


------------------
*        Previously filed.





                                      II 2

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 10th day of June, 1997.

                                      SEARCH FINANCIAL SERVICES INC.



                                      By:
                                         --------------------------------------
                                         Robert D. Idzi, Senior Executive Vice
                                         President, Chief Financial Officer and
                                         Treasurer



         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



            SIGNATURE                                        TITLE                                DATE
            ---------                                        -----                                ----
                                                   Senior Executive Vice President,           June 10, 1997
-------------------------------------------        Chief Financial Officer and
         Robert D. Idzi                            Treasurer


                                                   Senior Vice President, Controller          June 10, 1997
-------------------------------------------        and Chief Accounting Officer
         Andrew D. Plagens

                                                   Director                                   June 10, 1997
-------------------------------------------
         James F. Leary


         George C. Evans*                          Chairman of the Board, Chief
                                                   Executive Officer and Director

         Richard F. Bonini*                        Director

         William H. T. Bush*                       Director

         Frederick S. Hammer*                      Director

         A. Brean Murray*                          Director

         Douglas W. Powell*                        Director

         Barry W. Ridings*                         Director




*By:                                                                                          June 10, 1997
    ---------------------------------------
         Robert D. Idzi, Attorney-in-Fact






                                      II 3

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 10th day of June, 1997.


                                SEARCH FINANCIAL SERVICES INC.



                                By:     /s/ Robert D. Idzi
                                   -------------------------------------------
                                        Robert D. Idzi, Senior Executive Vice
                                        President, Chief Financial Officer and
                                        Treasurer



         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



            SIGNATURE                                        TITLE                                DATE
            ---------                                        -----                                ----
         /s/ Robert D. Idzi                        Senior Executive Vice President,           June 10, 1997
-------------------------------------------        Chief Financial Officer and
         Robert D. Idzi                            Treasurer


         /s/ Andrew D. Plagens                     Senior Vice President, Controller          June 10, 1997
-------------------------------------------        and Chief Accounting Officer
         Andrew D. Plagens

                                                   Director
         /s/ James F. Leary                                                                   June 10, 1997
-------------------------------------------
         James F. Leary

         George C. Evans*                          Chairman of the Board, Chief
                                                   Executive Officer and Director

         Richard F. Bonini*                        Director

         William H. T. Bush*                       Director

         Frederick S. Hammer*                      Director

         A. Brean Murray*                          Director

         Douglas W. Powell*                        Director

         Barry W. Ridings*                         Director




*By:     /s/ Robert D. Idzi                                                                   June 10, 1997
    ---------------------------------------
         Robert D. Idzi, Attorney-in-Fact






                                      II 3

                               INDEX OF EXHIBITS



Exhibit                                                                                                              Page
-------                                                                                                              ----
 4.1   --   Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 to
            Registrant's Transition Report on Form 10-K for the transition period ended March 31, 1996)

 4.2   --   Certificate of Amendment of Certificate of Designation of 9%/7% Convertible Preferred Stock
            (incorporated by reference to Exhibit 3.1 to Registrant's Quarterly Report on Form 10-Q for the
            quarter ended September 30, 1996 (the "9/30/96 Form 10-Q"))

 4.3   --   Certificate of Designation Series B 9%/7% Convertible Preferred Stock (incorporated by reference to Exhibit 3.2 to the 9/30/96 Form 10-Q)

 4.4   --   Certificate of Correction to the Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.3 to the 9/30/96 Form 10-Q)

 4.5   --   Certificate of Amendment of Certificate of Designation of 9%/7% Convertible Preferred Stock
            (incorporated by reference to Exhibit 3.4 to the 9/30/96 Form 10-Q)

 4.6   --   Certificate of Amendment to Certificate of Designation of Series B 9%/7% Convertible Preferred
            Stock (incorporated by reference to Exhibit 3.5 to the 9/30/96 Form 10-Q)

*4.7   --   Certificate of Amendment of Restated Certificate of Incorporation

*4.8   --   Certificate of Elimination of Series B 9%/7% Convertible Preferred Stock

  4.9  --   Warrant Agreement dated as of March 27, 1996 between Registrant and American Securities Transfer,
            Inc., as Warrant Agent (incorporated by reference to Exhibit 4.2 to Registrant's Current Report on Form 8-K dated March 15, 1996)

*4.10  --   First Amendment to Warrant Agreement dated as of July 18, 1996 between Registrant, American
            Securities Transfer, Inc. and Hall Phoenix/Inwood, Ltd.

*4.11  --   Second Amendment to Warrant Agreement dated as of November 22, 1996 between Registrant and
            American Securities Transfer, Inc.

    *5 --   Opinion of Bracewell & Patterson, L.L.P. as to the legality of the securities being registered

    12 --   Statement Regarding Computation of Ratio of Earnings to Combined Fixed Charges and Preferred
            Stock Dividends

  23.1 --   Consent of BDO Seidman, LLP

*23.2  --   Consent of Bracewell & Patterson, L.L.P. (included in Exhibit 5)


--------------

*        Previously filed.






                                      II 4